SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _____________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                             (Amendment No. ____ )*


                                THERASENSE, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  883381 10 5
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Jose M. de Lasa
                              Abbott Laboratories
                              100 Abbott Park Road
                        Abbott Park, Illinois 60064-6049
                           Telephone: (847) 937-6100
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 12, 2004
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

                         (Continued on following pages)
                              (Page 1 of 15 Pages)
______________

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 883381 10 5                  13D                   Page 2 of 15 Pages
-------------------------------------------------------------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              ABBOTT LABORATORIES (I.R.S. IDENTIFICATION NO. 36-0698440)
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                       (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY

------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS
              OO
------------- -----------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS              |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              ILLINOIS
------------- -----------------------------------------------------------------
 NUMBER OF                       7      SOLE VOTING POWER
  SHARES                                None
BENEFICIALLY                ----------- ---------------------------------------
 OWNED BY                        8      SHARED VOTING POWER
   EACH                                 7,745,139(1)
 REPORTING                  ----------- ---------------------------------------
  PERSON                         9      SOLE DISPOSITIVE POWER
   WITH                                 None
                            ----------- ---------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        7,745,139(1)
------------- -----------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,745,139(1)
------------- -----------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                              |_|
------------- -----------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              17.9%(2)
------------- -----------------------------------------------------------------
    14        TYPE OF REPORTING PERSON
              CO
------------- -----------------------------------------------------------------

(1) Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreement (as defined below) described in Items 3, 4 and 5 hereof. Of the 7,745,139 shares, 1,488,976 shares are set forth in the Stockholder Agreement as beneficially owned, but not held of record, by certain stockholders as of January 12, 2004. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Abbott Laboratories or Corvette Acquisition Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The calculation of the foregoing percentage is based on the number of shares of TheraSense, Inc. common stock outstanding as of January 12, 2004 as set forth in the Merger Agreement (as defined below) and the 1,488,976 shares of TheraSense, Inc. common stock set forth in the Stockholder Agreement as beneficially owned, but not held of record, by certain stockholders as of January 12, 2004, as identified in footnote 1 above.

-------------------------------------------------------------------------------
CUSIP No. 883381 10 5                  13D                   Page 3 of 15 Pages
-------------------------------------------------------------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              CORVETTE ACQUISITION CORP.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                       (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY

------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS
              AF
------------- -----------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS              |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE
------------- -----------------------------------------------------------------
 NUMBER OF                       7      SOLE VOTING POWER
  SHARES                                None
BENEFICIALLY                ----------- ---------------------------------------
 OWNED BY                        8      SHARED VOTING POWER
   EACH                                 7,745,139(1)
 REPORTING                  ----------- ---------------------------------------
  PERSON                         9      SOLE DISPOSITIVE POWER
   WITH                                 None
                            ----------- ---------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        7,745,139(1)
------------- -----------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,745,139(1)
------------- -----------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                              |_|
------------- -----------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              17.9%(2)
------------- -----------------------------------------------------------------
    14        TYPE OF REPORTING PERSON
              CO
------------- -----------------------------------------------------------------

(1) Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreement (as defined below) described in Items 3, 4 and 5 hereof. Of the 7,745,139 shares, 1,488,976 shares are set forth in the Stockholder Agreement as beneficially owned, but not held of record, by certain stockholders as of January 12, 2004. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Abbott Laboratories or Corvette Acquisition Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The calculation of the foregoing percentage is based on the number of shares of TheraSense, Inc. common stock outstanding as of January 12, 2004 as set forth in the Merger Agreement (as defined below) and the 1,488,976 shares of TheraSense, Inc. common stock set forth in the Stockholder Agreement as beneficially owned, but not held of record, by certain stockholders as of January 12, 2004. as identified in footnote 1 above.

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CUSIP No. 883381 10 5                  13D                   Page 4 of 15 Pages
-------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement relates to shares of the common stock, par value $.001 per share (the "Shares"), of TheraSense, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 1360 South Loop Road, Alameda, California 94502.

Item 2.  Identity and Background.

         This Statement is filed jointly by Abbott Laboratories, an Illinois corporation ("Abbott"), and Corvette Acquisition Corp., a Delaware corporation ("Merger Sub"). The agreement by and between Abbott and Merger Sub relating to the joint filing of this Statement is attached as Exhibit 1 hereto.

         Abbott's principal business is the discovery, development, manufacture and sale of a broad and diversified line of health care products. Abbott is an Illinois corporation with its principal office located at 100 Abbott Park Road, Abbott Park, Illinois 60064-6049. Abbott's telephone number is (847) 937-6100.

         Merger Sub is a Delaware corporation with its principal office located at 100 Abbott Park Road, Abbott Park, Illinois 60064-6049. Merger Sub's telephone number is (847) 937-6100. Merger Sub was incorporated on December 30, 2003, for the purpose of merging with and into the Company pursuant to the Merger Agreement (as defined below) and has engaged in no business other than in connection with the transactions contemplated by the Merger Agreement and the Stockholder Agreement (as defined below).

         The names, citizenship, business addresses, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Abbott and Merger Sub are included in
Schedule I hereto and incorporated herein by this reference.

         Neither Abbott, Merger Sub, nor, to their knowledge, any director or executive officer identified in Schedule I has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         As more fully described in response to Item 4, the Shares to which this statement relates have not been purchased by Abbott and/or Merger Sub. As a condition of, and an inducement to, Abbott's and Merger Sub's entering into the Merger Agreement described in Item 4 and in consideration thereof, certain stockholders of the Company (collectively, the "Stockholders") entered into a stockholder agreement dated as of January 12, 2004, whereby each Stockholder agreed to vote all of the Shares beneficially owned by such Stockholder in favor of adoption and approval of the Merger Agreement and the Merger (as defined below) and certain related matters (the "Stockholder Agreement"). Abbott and Merger Sub did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Stockholder Agreement. For a description of the Stockholder Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

         References to, and descriptions of, the Merger Agreement and the Stockholder Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Stockholder Agreement, respectively, copies of which are filed as Exhibit 2 and
Exhibit 3, respectively, to this statement and which are incorporated by reference in this Item 3 in their entirety where such references and descriptions appear.

Item 4.  Purpose of Transaction.

         Abbott, Merger Sub and the Stockholders entered into the Stockholder Agreement as a condition of, and an inducement to, Abbott's and Merger Sub's willingness to enter into the Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 12, 2004, by and among Abbott, Merger Sub and the Company. The Merger Agreement provides, among other things, that Merger Sub will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares held by the Company, Abbott or any of their subsidiaries, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters' rights) will be converted into the right to receive $27.00 in cash, without interest (the "Merger Consideration").

         The Merger is subject to customary closing conditions, including the adoption of the Merger Agreement by the Company's shareholders and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

         Concurrently with the execution of the Merger Agreement, Abbott, Merger Sub and the Stockholders entered into the Stockholder Agreement. The Stockholders include, among others, W. Mark Lortz, Chairman of the Board, Chief Executive Officer and President of the Company, Charles T. Liamos, Chief Operating Officer, Chief Financial Officer and Director of the Company, Robert
D. Brownell, Vice President, General Counsel and Secretary of the Company, Eve
A. Conner, Ph.D., Vice President of Quality Assurance and Regulatory Affairs of the Company, Timothy T. Goodnow, Ph.D., Vice President of Research and Development of the Company, Lawrence W. Huffman, Vice President of International Development of the Company, Ross A. Jaffe, a Director of the Company, Robert R. Momsen, a Director of the Company, Richard P. Thompson, a Director of the Company, and Rod F. Dammeyer, a Director of the Company. The Stockholders own an aggregate of 7,745,139 Shares (which includes 1,488,976 Shares set forth in the Stockholder Agreement as beneficially owned, but not held of record, by Stockholders as of January 12, 2004) representing approximately 17.9% of the Shares on the date of the Merger Agreement (based on the 41,887,260 Shares set forth in the Merger Agreement as being issued and outstanding on January 12, 2004 and the 1,488,976 Shares set forth in the Stockholder Agreement as beneficially owned, but not held of record, by Stockholders as of January 12, 2004). Certain Stockholders also hold options to acquire Shares, and under the terms of the Stockholder Agreement, any Shares received by the Stockholders upon the exercise of such options will be subject to the provisions of the Stockholder Agreement.

         Pursuant to the Stockholder Agreement, each Stockholder agreed to vote, and also irrevocably appointed Abbott, Merger Sub or their designees as such Stockholder's proxy to vote, all of the Shares they beneficially own (i) in favor of the adoption and approval of the Merger Agreement and the Merger or any other transaction pursuant to which Abbott or Merger Sub proposes to acquire the Company in which stockholders of the Company would receive cash consideration for their Shares equal to or greater than the consideration to be received by such stockholders in the Merger, and/or (ii) against any other merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company, any alternative acquisition proposal, any amendment of the Company's certificate of incorporation or by-laws or any other proposal, action or transaction involving the Company or any of its subsidiaries or any of its stockholders which would impede, frustrate, prevent or delay the consummation of the Merger or change in any manner the voting rights of the holders of the Shares (collectively, "Frustrating Transactions").

         Pursuant to the Stockholder Agreement, the Stockholders also agreed that, they will not (and will not permit any investment banker, attorney, accountant or other advisor or representative of them to), directly or indirectly: (i) solicit, initiate, facilitate, encourage, engage in discussions or negotiate with any person or take any other action intended or designed to facilitate any inquiry or effort of any person relating to an alternative acquisition or Frustrating Transaction; (ii) provide information with respect to the Company or any subsidiary of the Company to any person relating to a possible alternative acquisition or (iii) enter into any agreement with respect to any proposal for an alternative acquisition or other Frustrating Transaction. The Stockholders must advise Abbott and Merger Sub of any alternative acquisition proposal or any inquiry made to the Stockholder with respect to or that could lead to any alternative acquisition proposal or other Frustrating Transaction. The Stockholder Agreement requires that the Stockholders immediately cease participating in any discussions or negotiations that may be ongoing with respect to any proposal that constitutes, or may lead to, an alternative acquisition proposal.

         The Stockholder Agreement terminates upon the earlier to occur of (i) the Effective Time and (ii) the date of termination of the Merger Agreement in accordance with its terms.

         The Merger Agreement provides that at the Effective Time, the certificate of incorporation and bylaws of the Merger Sub will be the certificate of incorporation and bylaws of the Surviving Corporation, except that the name of the Surviving Corporation will be TheraSense, Inc. The Merger Agreement also provides that, at the Effective Time, (i) the directors of Merger Sub will be the directors of the Surviving Corporation and (ii) the officers of the Company will be the officers of the Surviving Corporation.

         Abbott anticipates that, if the Merger is completed in accordance with the Merger Agreement, the Company will become a wholly-owned subsidiary of Abbott, that Abbott will seek to cause the Shares to be removed from quotation on the Nasdaq National Market and that the Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Abbott currently intends to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met.

         Other than as described in this Item 4, Abbott and Merger Sub have no plans or proposals which would relate to or result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although Abbott and Merger Sub reserve the right to formulate specific plans and proposals with respect to, or change their intentions regarding, any or all of the foregoing, subject to the terms of the Merger Agreement and the Stockholder Agreement).

         The information set forth, or incorporated by reference, in Items 3, 5 and 6 of this statement is hereby incorporated by this reference in this Item 4.

         References to, and descriptions of, the Merger Agreement and the Stockholder Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Stockholder Agreement, respectively, copies of which are filed as Exhibit 2 and
Exhibit 3, respectively, to this statement and which are incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) For the purpose of Rule 13d-3 promulgated under the Exchange Act, Abbott and Merger Sub, by reason of the execution and delivery of the Stockholder Agreement, may be deemed to have shared voting power and/or shared dispositive power with respect to (and therefore beneficially own within the meaning of Rule 13d-3 under the Exchange Act) 7,745,139 Shares, representing 17.9% of the Shares. Except as set forth in this Item 5, none of Abbott, Merger Sub or, to their knowledge, any director or executive officer identified in Schedule I hereto, beneficially owns any Shares.

         With respect to the voting of the Shares, Abbott and Merger Sub have the power to vote or cause the vote of the Shares in accordance with the terms of the Stockholder Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Abbott or Merger Sub is the beneficial owner of the Shares referred to in this Item 5 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (c) Except for the execution and delivery of the Stockholder Agreement and the Merger Agreement, no transactions in the Shares were effected by Abbott, Merger Sub or, to their knowledge, any director or executive officer identified in Schedule I hereto, during the 60 days prior to the date hereof.

         (d) Not applicable.

         (e) Not applicable.

         References to, and descriptions of, the Merger Agreement and the Stockholder Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Stockholder Agreement, respectively, copies of which are filed as Exhibit 2 and Exhibit 3, respectively, to this statement and which are incorporated by reference in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6.

         The Company and Abbott are parties to a Confidentiality Agreement, dated as of October 13, 2003, as amended on January 12, 2004 (the "Confidentiality Agreement"). Among other things, the Confidentiality Agreement provides that until July 13, 2004, Abbott and its affiliates may not, directly or indirectly, unless specifically requested or authorized to do so in advance by the Company's board of directors, (i) acquire or agree, offer, seek or propose to acquire, or cause to be acquired, ownership of any of the Company's or its subsidiaries' material assets or business or any voting securities issued by the Company which are, or may be, entitled to vote in the election of the Company's directors ("Voting Securities"), or any rights or options to acquire such ownership, including from a third party, (ii) make, or in any way participate in, any "solicitation" of "proxies" or consents with respect to any Voting Securities of the Company, (iii) make any public announcement with respect to, or submit a proposal for, or offer of any extraordinary transaction involving the Company or any of its securities or assets, (iv) form, join or in any way participate in a "group" as defined in Section 13(d)(3) of the Exchange Act in connection with any of the foregoing or (v) take any action that could reasonably be expected to require the Company to make a public announcement regarding the possibility of any of the events described in (i) through (iv) above. The Confidentiality Agreement further provides that the foregoing provisions will not restrict Abbott or any of its affiliates in the event the Company has (a) entered into a definitive agreement for any merger, consolidation or other business combination with a third party, if upon consummation of such business combination, the Company's stockholders immediately prior to such business combination would hold fifty percent or less of the total voting power of the surviving entity, (b) entered into a definitive agreement to sell lease, exchange, transfer or otherwise dispose of all or substantially all of the Company's assets to a third party, (c) entered into a definitive agreement to sell to a third party voting securities of the Company constituting more than forty percent of the total voting power of the Company, (d) approved or made a recommendation in favor of a tender offer or exchange offer by a third party which, if consummated, would cause such third party to own securities of the Company with more than thirty percent of the total voting power of the Company or (e) entered into a definitive agreement providing for a recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction, if upon consummation of such transaction the Company's stockholders immediately prior to such transaction will hold fifty percent or less of the total voting power following the transaction.

         References to, and descriptions of, the Confidentiality Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit 4 to this statement and which is incorporated by reference in this Item 6 in its entirety where such references and descriptions appear.

         To Abbott's and Merger Sub's knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

  Exhibit     Description
  -------     -----------
     1        Joint Filing Agreement, dated January 22, 2004, between Abbott
              Laboratories and Corvette Acquisition Corp.

     2 Agreement and Plan of Merger, dated as of January 12, 2004, by and among Abbott Laboratories, Corvette Acquisition Corp.
              and TheraSense, Inc.

     3 Stockholder Agreement, dated as of January 12, 2004, by and among Abbott Laboratories, Corvette Acquisition Corp. and the Stockholders signatory thereto.

     4 Confidentiality Agreement, dated as of October 13, 2003, between Abbott Laboratories and TheraSense, Inc., as amended January 12, 2004.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2004

                                   ABBOTT LABORATORIES


                                   By:  /s/ Richard A. Gonzalez
                                        ------------------------------
                                        Name:   Richard A. Gonzalez
                                        Title:  President and Chief Operating
                                                Officer, Medical Products Group


                                   CORVETTE ACQUISITION CORP.


                                   By:  /s/ Thomas C. Freyman
                                        ------------------------------
                                        Name:   Thomas C. Freyman
                                        Title:  President

                                                                     Schedule I


                 Information Concerning Corporate Officers and
        Directors of Abbott Laboratories and Corvette Acquisition Corp.

         1. Abbott Laboratories. The current corporate officers and directors of Abbott Laboratories are listed below. The address of Abbott Laboratories is:
Abbott Laboratories, 100 Abbott Park Road, Abbott Park, Illinois 60064-6049. Abbott Laboratories does not consider all of its corporate officers to be executive officers as defined by the Securities Exchange Act of 1934 or Releases thereunder. Unless otherwise indicated, all positions set forth below opposite an individual's name refer to positions within Abbott Laboratories, and, where applicable, the business address listed for each individual not principally employed by Abbott Laboratories is also the address of the corporation or other organization which principally employs that individual.



                                       Corporate Officers

Name                            Present Positions with Abbott                        Citizenship
----                            -----------------------------                        -----------

Miles D. White*                 Chairman of the Board and Chief Executive Officer    U.S.A.
                                and Director

Jeffrey M. Leiden*              President and Chief Operating Officer,               U.S.A.
                                Pharmaceutical Products Group and Director

Richard A. Gonzalez*            President and Chief Operating Officer, Medical       U.S.A.
                                Products Group and Director

Christopher B. Begley*          Senior Vice President, Hospital Products             U.S.A.

Jose M. de Lasa*                Senior Vice President and General Counsel            U.S.A.

William G. Dempsey*             Senior Vice President, Pharmaceutical Operations     U.S.A.

Thomas C. Freyman*              Senior Vice President, Finance and Chief Financial   U.S.A.
                                Officer

Guillermo A. Herrera*           Senior Vice President, International Operations      U.S.A.

Greg W. Linder*                 Vice President and Controller                        U.S.A.

Gary E. McCullough*             Senior Vice President, Ross Products                 U.S.A.

Joseph M. Nemmers, Jr.*         Senior Vice President, Diagnostic Operations         U.S.A.

Thomas M. Wascoe*               Senior Vice President, Human Resources               U.S.A.

Lance B. Wyatt*                 Senior Vice President and President, Global          U.S.A.
                                Pharmaceutical Manufacturing


__________________________
* Pursuant to Item 401(a) of Regulation S-K, Abbott has identified these persons as "executive officers" within the meaning of Item 401(b).


Name                            Present Positions with Abbott                        Citizenship
----                            -----------------------------                        -----------

John Arnott                     Vice President, Hospital Products Business Sector    United Kingdom

Catherine V. Babington          Vice President, Investor Relations and Public        U.S.A.
                                Affairs

Michael G. Beatrice             Vice President, Corporate Regulatory and
                                Quality Science

Oliver Bohuon                   Vice President, European Operations                  France

Charles M. Brock                Vice President, Chief Ethics and Compliance          U.S.A.
                                Officer

William E. Brown, III           Vice President, Diagnostic Assays and Systems        U.S.A.
                                Development

Douglas C. Bryant               Vice President, Diagnostic Global Commercial         U.S.A.
                                Operations

Thomas F. Chen                  Vice President, Pacific, Asia, and Africa            U.S.A.
                                Operations

Michael J. Collins              Vice President, Diagnostics Commercial               U.S.A.
                                Operations, U.S. and Canada

Jaime Contreras                 Vice President, Diagnostic Commercial Operations,    Mexico
                                Europe, Africa and Middle East

Thomas H. Dee                   Vice President, Internal Audit                       U.S.A.

Edward J. Fiorentino            Vice President and President, MediSense Products     U.S.A.

Stephen R. Fussel               Vice President, Compensation and Development         U.S.A.

Mark F. Gorman                  Vice President, Ross Products, Medical Nutritionals  U.S.A.

Robert B. Hance                 Vice President and President, Vascular Devices       U.S.A.

Terrence C. Kearny              Vice President and Treasurer                         U.S.A.

James J. Koziarz                Vice President, Hepatitis/Retrovirus Research        U.S.A.
                                and Development and Assay Technical Support,
                                Diagnostic Products

John C. Landgraf                Vice President, Quality Assurance and Compliance,    U.S.A.
                                Medical Products Group

Elaine R. Leavenworth           Vice President, Government Affairs                   U.S.A.



Name                            Present Positions with Abbott                        Citizenship
----                            -----------------------------                        -----------
Gerald Lema                     Vice President, Diagnostics Commercial               U.S.A.
                                Operations, Asia and Pacific

John M. Leonard                 Vice President, Global Pharmaceutical                U.S.A.
                                Development

Holger Liepmann                 Vice President, Japan Operations                     U.S.A.

Richard J. Marasco              Vice President, Ross Products, Pediatrics            U.S.A.

Heather L. Mason                Vice President, Pharmaceutical Products,             U.S.A.
                                Specialty Operations

P. Loreen Mershimer             Vice President, Hospital Products Business Sector    U.S.A.

Edward L. Michael               Vice President and President, Molecular              U.S.A.
                                Diagnostics

Karen L. Miller                 Vice President, Information Technology               U.S.A.

Sean Murphy                     Vice President, Global Licensing/New Business        U.S.A.
                                Development

Daniel W. Norbeck               Vice President, Global Pharmaceutical Discovery      U.S.A.

Edward A. Ogunro                Vice President, Hospital Products Research and       U.S.A.
                                Development, Medical and Regulatory Affairs

Roberto Reyes                   Vice President, Latin America and Canada             Colombia

Laura J. Schumacher             Vice President, Secretary and Deputy General         U.S.A.
                                Counsel

AJ J. Shoultz                   Vice President, Taxes                                U.S.A.

Mary T. Szela                   Vice President, Pharmaceutical Products, Primary     U.S.A.
                                Care Operations

James L. Tyree                  Vice President, Global Licensing/New Business        U.S.A.
                                Development

Steven J. Weger, Jr.            Vice President, Corporate Planning and Development   U.S.A.

Susan M. Widner                 Vice President, Abbott HealthSystems                 U.S.A.



                                   Directors

                                Position/Present Principal Occupation or
Name                            Employment and Business Address                      Citizenship
----                            -------------------------------                      -----------

Roxanne S. Austin               Former President and Chief Operating Officer         U.S.A.
                                DIRECTV, Inc.
                                c/o Abbott Laboratories
                                100 Abbott Park Road
                                Abbott Park, Illinois 60064-6049

H. Laurance Fuller              Retired Co-Chairman,                                 U.S.A.
                                BP Amoco, p.l.c.
                                c/o Primacy Business Center
                                1111 E. Warrenville Road
                                Suite 257
                                Naperville, Illinois 60563

Richard A. Gonzalez             Officer of Abbott                                    U.S.A.

Jack M. Greenberg               Retired Chairman and Chief Executive Officer         U.S.A.
                                McDonald's Corporation
                                333 W. Wacker Drive
                                Suite 1015
                                Chicago, Illinois 60606

Jeffrey M. Leiden, M.D.,        Officer of Abbott                                    U.S.A.
Ph.D.

The Rt. Hon. Lord Owen          Executive Chairman of Global                         United Kingdom
CH                              Natural Energy, p.l.c.
                                House of Lords
                                Westminster, London
                                SW1A OPW, England

Boone Powell, Jr.               Retired Chairman                                     U.S.A.
                                Baylor Health Care System
                                c/o Abbott Laboratories
                                100 Abbott Park Road
                                Abbott Park, Illinois 60064-6049

Addison Barry Rand              Chairman and Chief Executive Officer                 U.S.A.
                                Equitant
                                Six Landmark Square
                                4th Floor
                                Stamford, Connecticut 06901

W. Ann Reynolds, Ph.D.          Former Director, Center for Community                U.S.A.
                                Outreach and Development
                                The University of Alabama at Birmingham
                                c/o Abbott Laboratories
                                100 Abbott Park Road
                                Abbott Park, Illinois 60064-6049


                                Position/Present Principal Occupation or
Name                            Employment and Business Address                      Citizenship
----                            -------------------------------                      -----------
Roy S. Roberts                  Retired Group Vice President, North American         U.S.A.
                                Vehicle Sales, Service and Marketing
                                General Motors Corporation
                                Renaissance Center
                                Jefferson Avenue
                                Detroit, Michigan

                                Managing Director
                                Reliant Equity Investors
                                401 N. Michigan Avenue
                                Suite 550
                                Chicago, Illinois 60611

William D. Smithburg            Retired Chairman and Chief Executive Officer         U.S.A.
                                The Quaker Oats Company
                                676 N. Michigan Avenue
                                Suite 3860
                                Chicago, Illinois 60611

John R. Walter                  Retired President and Chief Operating Officer,       U.S.A.
                                AT&T Corporation and Former Chairman and Chief
                                Executive Officer
                                R.R. Donnelley & Sons Company
                                c/o Abbott Laboratories
                                100 Abbott Park Road
                                Abbott Park, Illinois 60064-6049

Miles D. White                  Officer of Abbott                                    U.S.A.


         2. Corvette Acquisition Corp. The current executive officers and directors of Corvette Acquisition Corp. are listed below. The address of Corvette Acquisition Corp. is: Corvette Acquisition Corp., 100 Abbott Park Road, Abbott Park, Illinois 60064-6049. All positions set forth below opposite an individual's name refer to positions within Corvette Acquisition Corp.



                               Executive Officers

Name                            Present Positions with Merger Sub                    Citizenship
----                            ---------------------------------                    -----------

Thomas C. Freyman               President                                            U.S.A.
AJ J. Shoultz                   Vice President, Taxes                                U.S.A.
Terrence C. Kearny              Treasurer                                            U.S.A.
Honey Lynn Goldberg             Secretary                                            U.S.A.


                                   Directors

                                Position/Present Principal Occupation or
Name                            Employment and Business Address                      Citizenship
----                            -------------------------------                      -----------

Thomas C. Freyman               Officer of Merger Sub                                U.S.A.
